

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 18, 2011

Via E-mail
Mr. Douglas G. Smith
Vantage Drilling Company
777 Post Oak Boulevard, Suite 800
Houston, Texas 77056

> **Re: Offshore Group Investment Limited**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed July 27, 2011**
> **File No. 333-174851**

Dear Mr. Smith:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-4/A filed July 27, 2011

General

1.   Please provide us with a letter of response which precisely addresses each of the following comments. If a comment includes more than one point, please be sure to address each point in your response.

Incorporation by reference, page 111

2.   We note that Vantage Drilling Company has subsequently filed a number of Exchange Act reports. Therefore, please file an amendment that specifically incorporates all Exchange Act reports filed prior to the effective date of the pending Form S-4 pursuant to Section 13(a) or 15(d) of the Exchange Act. See Item 11 of Form S-4 and Question and

Answer 123.05 of the Division of Corporation Finance's Compliance and Disclosure Interpretations on Securities Act Forms.

Exhibits

3.   Please file an updated consent of your independent accountant.

Opinions of Counsel

4.   We note that you have filed new and revised opinions as exhibits 5.1 through 5.6. Please obtain and file as exhibits new or revised legality opinions that address each of the following comments.

5.   Ensure that counsel in each case makes responsive changes and addresses areas of common application even in cases where the comment is addressed to an opinion rendered by one of the other counsel. This will minimize the likelihood that we will need to repeat similar comments. Also, please provide precisely marked opinions that show in each case any additions or deletions, as such marking will expedite the staff's review.

6.   As noted with greater specificity in several of the following comments, counsel must not suggest that its opinion is "only" or "solely" for the company or its board of directors, as such a limitation on reliance is not acceptable. For example, all sellers, potential sellers, purchasers, and potential purchasers of the securities are entitled to rely on the opinion. Please obtain revised opinions as necessary.

 Exhibit 5.1

7.   Counsel indicates that it "relied solely on the opinions" of named counsel, but none of the other opinions appears to be addressed to Porter Hedges LLP nor to consent to its use for that purpose. Also, after Porter Hedges indicates in the penultimate paragraph that it is "expressing no opinion as the effect of the laws" of other jurisdictions, counsel should revise to make clear that the sentence which follows provides an exception to the non-opinion limitation.

Exhibit 5.2

8.   The first paragraph of the opinion letter appears to omit from the definition of "Guarantors" and "Companies" two of the Cayman Islands entities listed in Schedule I of Exhibit 5.1. Please obtain an opinion which covers all pertinent Cayman Islands entities.

9.   Despite referring to "annexed" copies of officer certificates in Section 1.15, it does not appear that such materials were included with the version of the exhibit as filed via EDGAR. You generally must file complete versions of all exhibits, which include any annexes or attachments.

10.   Counsel suggests in the last paragraph that the opinion "is addressed to and is for the benefit solely of the addressees and may not be relied upon by, or disclosed to, any other person…." Please refer to comment six of this comment letter, and obtain a revised opinion that does not include unacceptable reliance limitations.

Exhibit 5.3

11.   In the last two paragraphs, counsel provides conflicting language regarding those who are entitled to rely upon its opinion. Moreover, the reader should not need to ascertain whether it falls within the category of those "persons entitled to rely upon it pursuant to the applicable provisions, etc." Please obtain a revised opinion of counsel which eliminates any ambiguity in that regard. Refer also to comment six of this letter.

Exhibit 5.4

12.   In the penultimate paragraph, counsel states that "legal concepts are described in English terms…." In the revised opinion you obtain and file, please ensure that if it remains in the opinion, the term "actio pauliana" is defined in context.

13.   Obtain a revised opinion which does not retain the word "solely" in the last paragraph. Please refer to comment six of this letter.

Exhibit 5.5

14.   Please obtain and file an opinion that makes clear to whom it is addressed. Also make sure that counsel makes clear by use of a conformed signature or otherwise that the letter has in fact been signed.

15.   Obtain a revised opinion which does not retain the word "solely" in the last paragraph. Please refer to comment six of this letter.

Exhibit 5.6

16.   Please obtain an opinion which does not include the impermissible limitations on reliance which currently appear in the antepenultimate paragraph. Refer to comment six of this letter. Also, ensure that the opinion you file does not include a conditional consent, such as "if and to the extent that the [RRS] requires this opinion to be exhibited."

17.   Please make sure that counsel makes clear by use of a conformed signature or otherwise that the letter has in fact been signed.

Exhibit 99.1

18.   Please further revise the document to address prior comment 10 from our letter to you dated July 8, 2011. For example, the sixth paragraph on page 4 still requires those signing to indicate that they "understand" the information provided.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Kevin Dougherty at (202) 551-3271, or in his absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707, with any questions.

Sincerely,

/s/ A.N. Parker *for*

H. Roger Schwall
Assistant Director

cc: <u>Via E-mail</u>
Bryan K. Brown